February 8, 2007



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Initial Registration Statements on Form N-4
	Symetra Life Insurance Company ("Symetra")
	Symetra Separate Account C
	File Nos:  333-137411 and 811-8052


Dear Ms. Sazzman:

Enclosed are the marked changes made in response to the staff's telephonic comments on January 26, 2007, to the above referenced filings on Form N-4. We have not filed a pre-effective amendment for the above referenced filing, and are providing a redline document showing the changes made. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing.

The following repeats the specific staff comments and is followed by our response to those comments.

	1.	Fee Table

		a.	The Staff commented that footnote 2 needed
			clarification regarding whether the waiver was contractual.

			-	Symetra has changed the fund line-up for
				Symetra Focus and this footnote no longer applies. We are now offering two Fidelity portfolios, five Ibbotsen portfolios and seven Vanguard portfolios. This new fund line-up is reflected on the cover page, under the Individual Annual Portfolio Operating Expenses table and Section 4: Investment Options.


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	2.	Changing Sub-Accounts During the Income Phase

		a.	The Staff requested an explanation of the second
			sentence of this section, specifically the statement "payments are calculated based on the unit values as of the close of the NYSE on the 15th of the month".

			-	Symetra Life's variable annuity payments all
				occur on the 1st of each month and our
				administrative system is programmed to calculate
				as of the 15th of the preceding month.   This is
				to allow mailing time so that annuity payments reach the payee on or around the first of the month. Symetra has revised this sentence to make it clearer that the value is as of the 15th of the preceding month.

	3.	Asset-Related Administration Charge

		a.	The Staff commented that the description of this charge
			would be more clear if a definition of Contract Value was included.

			-	Symetra has added a definition of Contract
				Value to the definitions section of the
				prospectus and capitalized all uses of the term.

	4.	Repetitive Withdrawals

		a.	The Staff commented that  it would be clearer if
			Symetra provide an example of how a withdrawal based on life expectancy is calculated.

			-	Symetra has added two examples to this section.
				The first example describes how we calculate repetitive payments under a life expectancy for the first year. The second example describes how payments made after the first year are calculated.

	5.	Surrendering Your Contract

		a.	The staff commented that the third sentence of this
			section needed to be clarified.

			-	Symetra has clarified this sentence.

	6.	Death Benefit

		a.	The Staff commented that the Death Benefit section was
			unclear and should be redrafted and restructured.

			-	Symetra has redrafted the Death Benefit section
				to read more easily and clearly reflect that there is one guaranteed minimum death benefit available under all contracts and one additional rider benefit that can be purchased to extend the guaranteed minimum death benefit to age 95.

	7.	Limitation of Death Benefit

		a.	The Staff requested an explanation on why only one
			guaranteed minimum death benefit will be paid under the Contract.

			-	The limit on one guaranteed minimum death
				benefit is in place because we allow a spousal continuation option. If a surviving spouse chooses to continue a Contract after an Owner's death, Symetra will calculate the death benefit on the death of the first Owner including any applicable guaranteed minimum death benefit. Because only one guaranteed minimum death benefit is paid during the life of a contract, a spouse who continues a contract will have no additional guaranteed minimum death benefit upon his or her death.

	8.	Statement of Additional Information

		a.	The Staff commented that the third sentence under
			Variable Annuity Payments needed to be redrafted. The Staff also commented that the first sentence of the second paragraph to this section needed to be redrafted as well.

			-	Symetra has redrafted both of these sentences.

	9.	Financial Statement, Exhibits, and Other Information

		Any financial statements, exhibits and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statements.

		-	Symetra will be updating all financial information and
			exhibits in our pre-effective amendment to be filed on or around April 30, 2007.

	10.	Tandy Representation

		In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

		-	The Separate Account is responsible for the adequacy and
			accuracy of the disclosures in the filings;

		-	The Staff's comments or suggested changes to the
			disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

		-	The Separate Account may not assert staff comments as a
			defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition to the changes made in response to the Staff's comments, Symetra has made other minor changes to the prospectus.

		-	The asset-related administration charge has been changed
			to have a maximum of 0.45% and decline to 0.35%, 0.25%, 0.15% and 0.05% . This information has been updated in the Fee Table, and under the Charges and Expenses section.

		-	The minimum initial purchase payment has been reduced
			from $20,000 to $10,000. This change has been made throughout the document.

		-	Under the Limits on Excessive Transfers and Market Timing
			Activity section, Symetra has broadened our window of monitoring transfer requests for detection and deterrence of two Sub-account transfer requests from five business days to ten business days.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/ Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.